Exhibit 4.2

NOTICE
OF
IRREVOCABLE ELECTION
OF CASH SETTLEMENT UPON CONVERSION AND REPURCHASE

TO THE HOLDERS OF
GENERAL MILLS, INC.
ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2022
(CUSIP Nos. 370334 AT1 and 370334 AU8)*

        NOTICE IS HEREBY GIVEN to the Holders of the Zero Coupon Convertible Senior Debentures Due 2022 (the “Securities”) that in accordance with Sections 3.09 and 10.06 of the Indenture, dated as of October 28, 2002 between General Mills, Inc. (the “Company”) and BNY Midwest Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of September 14, 2005, and the Second Supplemental Indenture, dated as of December 12, 2005, and as further amended or supplemented from time to time (the “Indenture”), the Company elects to deliver (i) cash in settlement of the Company’s obligations, if any, to repurchase the Securities pursuant to Sections 3.07 and 3.08 of the Indenture, and (ii) a combination of cash and shares of Common Stock to the extent set forth in this Notice upon conversion of the Securities by a Holder in accordance with Article 10 of the Indenture. Capitalized terms not otherwise defined in this Notice will have the meanings set forth in the Indenture.

Section 3.09 of the Indenture permits the Company to elect to settle its repurchase obligations under Sections 3.07 and 3.08 of the Indenture in cash, Applicable Stock or a combination of cash and Applicable Stock. The Company hereby irrevocably elects to settle its repurchase obligations, if any, under Sections 3.07 and 3.08 of the Indenture solely in cash.

Section 10.06 of the Indenture permits the Company to elect to deliver cash, Common Stock or a combination of cash and Common Stock upon a conversion of the Securities pursuant to Article 10 of the Indenture. The Company hereby elects to deliver for each $1,000 Principal Amount at Maturity of Securities converted, to any Holder that converts Securities in accordance with Article 10 of the Indenture, the following:

(i)	cash in an amount equal to the lesser of (A) the Accreted Value of such $1,000 Principal Amount at Maturity, and (B) the amount (the “Conversion Amount”) equal to the average Closing Price of Common Stock during the Cash Settlement Averaging Period multiplied by the Conversion Rate in effect with respect to the applicable Conversion Date; and

(ii)	cash or Common Stock or a combination of cash and Common Stock, at the Company’s option, with an aggregate value equal to the amount, if any, by which the Conversion Amount exceeds the Accreted Value of such $1,000 Principal Amount at Maturity.

This Notice relates only to the cash that the Company has elected to deliver upon a repurchase of the Securities pursuant to Sections 3.07 and 3.08 of the Indenture and to the cash and shares of Common Stock (if any) that the Company has elected to deliver upon conversion of the Securities pursuant to Article 10 of the Indenture, and does not amend or modify any provisions of the Indenture, which shall remain in full force and effect.

Dated:   December 12, 2005

*The CUSIP numbers listed above are for information purposes only. Neither the Company nor the Trustee will be responsible for the selection or use of these CUSIP numbers, nor is any representation made as to their correctness on the Securities or as indicated in any redemption notice.